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2525 Shader Road
   Orlando, FL 32804
   Phone (407) 298-2000 X146
   Fax (407) 578-7731

April 23, 2008

Dennis C. Hult
Staff Accountant
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.W.
Washington, DC 20549

Re:          The LGL Group, Inc.
Item 4.02 Form 8-K
Filed April 16, 2008
File No. 1-0016

Dear Mr. Hult:

It was a pleasure talking with you yesterday. As we discussed, listed below are our responses to your letter dated April 17, 2008:

1.
Please tell us whether you intend to file restated financial statements. We submitted a letter to the Office of the Chief Accountant, Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 17, 2008. In our letter, the Company stated that it determined that the accounting treatment for certain foreign currency transactions was inappropriate and that certain accounting errors were made in 2006 and prior years. At December 31, 2006, the accumulated net credit balance was $172,000. As discussed within our April 17, 2008 letter, the Company has determined that recognizing the correction of this error in Q1 2007 would not have a material effect on the Company’s 2007 financial statements, Q1 2007 results, nor on prior period financial statements, and has requested guidance from and concurrence with our conclusion from the SEC. If the SEC agrees with our conclusion, all three 10-Qs for 2007 need to be restated.

2.
Please tell us if your certifying officers reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form   10-Q for the period March 31, 2007 in light of the material error you have disclosed. Additionally, tell us what affect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2007. No disclosure was previously made for the quarter ended March 31, 2007 by the former principal executive and financial officers of the Company. Disclosures were made by the former executives for the quarters ended June 30, 2007 and September 30, 2007. The error was taken into consideration by the Company’s principal executive and financial officers in evaluating the overall effectiveness of the Company’s internal disclosure controls and procedures. Listed below are the proposed disclosures that will be included in the Company’s 10-K for the year ended December 31, 2007.

Item 9A(T).  Controls and Procedures.

Evaluation of our Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Exchange Act Rule 13a-15(e)) as of December 31, 2007 during the months of February and March, 2008. Based on this evaluation, management has concluded that as of December 31, 2007, such disclosure controls and procedures were ineffective.

The Company did not effectively communicate and implement the Company’s compliance program. Specifically, internal controls were not properly identified, communicated and implemented by the responsible personnel across the Company in a timely manner. As a result, the Company had operating deficiencies primarily due to undocumented evidence of the review and approval of key internal controls. Our risk oversight function lacked enterprise-wide direction and coordination with senior management in rolling out the Company’s compliance program.

Management’s Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based on the guidance for smaller companies in using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Controls – Integrated Framework as it relates to the effectiveness of internal control over financial reporting.  Based on that assessment, management has concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. As a result of its assessment of our internal control over financial reporting, management identified the material weaknesses discussed below.

 Material weaknesses were found in the following areas:

•
Inadequate Entity-Level Controls - The Company did not effectively communicate and implement the Company’s compliance program. Specifically, key internal controls were not identified, communicated and implemented by the responsible personnel across the Company in a timely manner. As a result, the Company had operating deficiencies primarily due to undocumented evidence of the review and approval of key internal controls.

•	Enterprise-Wide Risk Oversight - Our risk oversight function lacked enterprise-wide direction and coordination with senior management in rolling out the Company’s compliance program.

•
Financial Statement Close and Reporting Process - We had inadequate procedures and personnel to reasonably ensure that accurate, reliable quarterly financial statements were prepared and reviewed on a timely basis.

•	Inventory Controls – The Company did not have documented evidence of the review and approval of key internal controls related to the following sub processes:

o	Inventory Valuation

o	Inventory Receiving

o	Inventory Obsolescence

•
Information Technology Company-Level Internal Controls - We did not maintain effective internal control over financial reporting related to information technology applications and infrastructure. Specifically, we identified material weaknesses relating to our information technology company-level controls concerning:

o	System and Program Change Management

o	Logical Access to Programs and Data

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Plans for Remediation of Material Weaknesses

Management is currently addressing each of the material weaknesses in internal controls, and is committed to remediating them as soon as possible. Management will devote significant time and resources to the remediation effort. Management’s remediation plans include the following:

•
Financial Management - We have hired a new Chief Financial Officer and a new Corporate Controller who have accounting, internal control and financial reporting expertise. In addition, management has hired external consultants to assist in the review of our internal control over financial reporting.

•
Review of Internal Controls - Management has engaged external consultants to assist in reviewing our internal controls with the intent of improving the design and operating effectiveness of controls and processes.

•	Development of Compliance Program - Management is in the process of hiring external consultants to assist in the development and implementation of a compliance program specific to our needs.

•
Improving Information Technology Company-Level Internal Controls – We are developing mitigating controls to offset material weaknesses in system and program change management, and system access while we implement an ERP solution.

•	Enterprise Resource Planning – We are developing and implementing an ERP strategy solution. We need to perform the following steps, which we expect to take approximately 12 months:

o	Current state analysis of our systems from an internal control and business needs perspective.

o	Select an ERP solution, incorporating required re-engineering processes and controls.

o	Data conversion and implementation testing.

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As requested in your letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at (407) 298-2000 extension 146.

Very truly yours,

/s/ Harold Castle

Harold Castle
Chief Financial Officer

cc:  Mark A. Spelker, J.H. Cohn LLP
       Anthony Pustorino, Audit Committee Chair, LGL
       David J. Adler,  Olshan Grundman Frome Rosenzweig & Wolosky LLP